UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HIGHPOWER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

43113X 101

CUSIP

Dang Yu Pan

Building A1, Luoshan Indistrial Zone

Shanxia, Pinghu, Longgang

Shenzhen, Guangdong, 518111

People’s Republic of China

(86) 755-89686238

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Copy to)

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Blvd., 7th Floor

Los Angeles, CA 90067

Telephone (310) 552-5000

Facsimile (310) 552-5001

January 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43113X 101
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Dang Yu Pan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	2,932,073 (1)
8. Shared Voting Power
	9. Sole Dispositive Power	2,932,073 (1)
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,073*
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
13. Percent of Class Represented by Amount in Row 11 21.6%(2)
14. Type of Reporting Person (See Instructions) IN

* The Issuer effected a 5-for-8 reverse stock split on June 19, 2008. All share amounts in this Schedule 13D/A have been adjusted to reflect such reverse stock split.

(1) Includes 269,959 shares held by a company that is 100% owned by Mr. Pan.

(2) Based on 13,582,106 shares of Common Stock outstanding as of January 9, 2012.

EXPLANATORY NOTE

This Amendment No. 1, dated January 9, 2012, to Schedule 13D is filed by Dang Yu Pan (“Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on November 13, 2007 (the “Schedule 13D”) relating to the common stock (“Common Stock”), $0.0001 par value per share, of Highpower International, Inc. (the “Issuer”), a Delaware corporation. This Amendment No. 1 is being filed to reflect a decrease in the number and percentage of shares of common stock of the Issuer held by the Reporting Person due to (a) the Reporting Person’s gift of 750,000 shares on January 9, 2011; (b) the transfer by gift of 100,000 shares held by Advance Pride International Limited, a company 100% owned by the Reporting Person, on November 8, 2010; and (c) the termination of the Reporting Person’s voting power and rights to acquire ownership over 1,387,356 shares of the Issuer’s common stock owned by other stockholders of the Issuer pursuant to a loan agreement by and among the Reporting Person and such other stockholders.

Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 2,932,073 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock.  The amounts of Common Stock owned by the Reporting Person disclosed in this Amendment No. 1 to Schedule 13D give effect to the 5-for-8 reverse stock split that became effective on June 19, 2008. The percentages used herein and in the rest of Item 5 are calculated based upon 13,582,106 shares of Common Stock issued and outstanding as of January 9, 2012.

(b) The powers that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) The following transaction in the shares of the Issuer’s Common Stock were effected during the last 60 days:

On January 9, 2012, the Reporting Person made a bona fide gift of 750,000 shares of Common Stock to a third-party.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2012

/s/ Dan Yu Pan

Dang Yu Pan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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